News Release

Alexco Announces Significant High Grade Silver Intercepts From Southwest Zone, Bellekeno Project, Keno Hill District

October 16, 2007 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, AMEX:AXU) ("Alexco") is pleased to announce additional results from its 2007 core drilling program at the Keno Hill Project, Yukon, being managed by NovaGold Resources Inc. (TSX, AMEX: NG). Initial drilling at the Bellekeno Southwest Zone, the westernmost of three mineralized zones identified to date in the area of the historic Bellekeno mine, has intersected exceptionally high grade silver/lead/zinc mineralization over significant intervals in two drill holes. This new drilling, along with Alexco’s 2006 intercepts in the Southwest Zone, confirms the high grade and robust character of this important zone of lead dominated silver mineralization.

Highlights

  Partial assay results have been received for three holes drilled in the Bellekeno Southwest Zone, located in the southern part of the historic Keno Hill district. Results from two of these holes include:

    DDH K07-0101 which cut an interval grading: 3.3 kilograms per tonne of silver (95.7 ounces per ton), 0.718 grams per tonne gold, 59.7% lead and 5.7% zinc or 174.8 ounces per ton silver equivalent over 9.64 meters from 379.52 to 389.16 meters occurring within a broader 13.84 meter zone grading 2.3 kilograms per tonne silver (68.6 ounces per ton) and 133.2 ounces per ton silver equivalent.

    DDH K07-090* which cut an interval grading: 3.2 kilograms per tonne of silver (93.3 ounces per ton silver), 0.678 grams per tonne gold, 53.6% lead and 4.2% zinc or 162.8 ounces per ton silver equivalent over 3.66 meters from 386.18 to 389.84 meters occurring within a broader 5.93 meter zone grading 2.3 kilograms per tonne silver (66.4 ounces per ton) and 118.8 ounces per ton silver equivalent.

* Drill hole K07-090 was abandoned at 389.84 meters in mineralization due to drilling difficulties.

Drill holes K07–0101 and K07-090 drilled in the Bellekeno Southwest Zone have intersected the widest interval of high-grade silver-lead-zinc mineralization encountered by Alexco in the area of the historic Bellekeno mine.

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Bellekeno Southwest Zone Drilling

The 2007 Bellekeno Southwest Zone drilling has confirmed the presence of wide intercepts of well mineralized material in this important part of the historic Bellekeno resource area. Assay results on projected mineralized zones for three of six total holes from the Southwest Zone are summarized in Table 1. These results confirm the exploration potential of this mineralized zone which has now been drilled over a 280 meter plunge extent, has a strike length up to 270 meters and drill thicknesses generally in the 1.5 to 3.5 meter range but ranging up to more than 13 meters. The zone remains open down plunge and to the east. Due to the increasing depth of projected mineralization, further exploration on the down plunge extension of this zone will be done from underground drill stations.

Table 1: Summary of Additional Results from Bellekeno Project – Southwest Zone

Hole #	From meters	To meters	Length meters	Ag g/tonne	Ag oz/ton	Au g/tonne	Pb %	Zn %	Ag eq* oz/ton
K-07-0090	383.91	389.84	5.93	2276	66.4	0.67	36.9	5.1	118.8
includes	386.18	389.84	3.66	3198	93.3	0.678	53.6	4.2	162.8

K-07-0097	523.65	524.36	0.71	224	6.5	0.97	2.1	6.9	23.6
K-07-0097	558.32	561.98	3.66	172.7	5	0.037	3.3	0.2	9.2
includes	558.32	558.6	0.28	1190	34.7	0.1	22.7	0.5	61.2

K-07-0101	369.22	370.61	1.39	339.7	9.9	0.843	4.2	4.2	24.1
K-07-0101	376.08	389.92	13.84	2350	68.6	0.878	42.3	8.2	133.2
includes	378.64	389.92	11.28	2872	83.8	0.955	51.8	8.7	160.1
includes	379.52	389.16	9.64	3279	95.7	0.718	59.7	5.7	174.8

* Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

A composite table of all 2007 drill results released to date is available on the Alexco Resource Corp’s website at www.alexcoresource.com. A plan section and long section of the Bellekeno mine area showing the Southwest, 99 and East Zones, along with the 2007 completed drill holes, is also available for review on the company website.

Work in the Bellekeno historic mine area in 2007 has demonstrated that the three juxtaposed northeast trending and southwest plunging mineralized zones have metal zoning characteristics which suggest a lead dominated silver character in the more southerly zones (Southwest and 99 zones) and a high grade zinc affinity to the east (East zone). In all cases the geometry, continuity and extent of mineralization confirms the potential of this deposit to contain the value required to justify immediate planning and implementation of an underground exploration and delineation drilling program, assuming all required permits and licenses can be obtained in a timely manner.

Bellekeno Resource Update

SRK Consulting has been retained to undertake a National Instrument 43-101 (“NI 43-101”) compliant resource estimate for the past producing Bellekeno mine where United Keno Hill Mines Limited (“UKHM”) reported significant historical resources. Completion of the resource estimate is expected in the near future and together with current drilling will confirm the basis of a decision to proceed underground. An exploration and definition drilling program will then be continued from the new development headings.

Two rigs continue to drill the final 2007 holes in the Bellekeno historic mine area to test select areas within the area of the 99 zone. The 2007 Bellekeno drill program is scheduled for completion in late-October. An internal scoping study has been implemented for Bellekeno and is scheduled for completion prior to year end.

Other Exploration Drilling, Update

Based on encouraging results from initial drilling at the nearby Onek historic mine area (see news release September 6, 2007) a follow up drill program is underway to test strike and plunge extensions of the Onek mineralized structure. As previously noted, the nearby zinc rich and silver bearing Onek mineralization may offer supplemental feed opportunities to any future mine operation established in the Bellekeno area.

The 2007 drill program will wrap up in November with a return to the western end of the Keno Hill silver district where the Husky Southwest structure will be tested at depth, following up encouraging results from earlier this year.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

The 2007 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Senior Project Geologist for NovaGold Resources and a Qualified Person as defined by NI 43-101. A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to ALS Chemex Labs at Terrace, BC for preparation with fire assay and multi-element ICP analyses done at ALS Chemex Labs facility at North Vancouver, BC.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 19% equity interest is Alexco's largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures